FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of September 2018

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  September 27, 2018

Press Release

Eltek Reports 2018 Second Quarter Financial Results

•	Revenues of $8.7 million
•	Gross profit of $578,000
•	Net loss of $843,000

PETACH-TIKVA, Israel, September 27, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended June 30, 2018.

Mr. Yitzhak Nissan, Chairman of the Board commented: “Revenues in Q2 2018 were $8.7 million, up 16% from Q2 2017, and we incurred a net loss of $843,000, 22% less than in Q2 2017. We recently appointed Mr. Eli Yaffe, who has a proven track record as a CEO in the defense and aerospace industries, as chief executive officer in order to create and implement a turnaround plan that will focus on further improving operating results and cash flow. Mr. Yaffe is establishing a new leadership team and has appointed a VP sales and marketing, an operations manager and an IT and procurement manager.”

Mr. Eli Yaffe, Chief Executive Officer, commented: "I am pleased to join Eltek as its CEO. In accepting this position, I am aware of the challenges that face the company and am determined and committed to returning the Company back to profitability and to renew the industry's recognition of Eltek as a leading high-end PCB manufacturer.”

Highlights of the Second Quarter of 2018

•	Revenues for the second quarter of 2018 were $8.7 million compared to $7.5 million in the second quarter of 2017;

•	Gross profit was $578,000 (6.7% of revenues) compared to gross profit of $134,000 (1.8% of revenues) in the second quarter of 2017;

•	Operating loss was $721,000 compared to an operating loss of $1 million in the second quarter of 2017;

•	Net loss was $843,000 or ($0.42) per fully diluted share compared to a net loss of $1.1 million or ($0.54) per fully diluted share in the second quarter of 2017;

•	EBITDA was a negative $296,000 (3.4% of revenues) compared to a negative EBITDA of $583,000 (7.8% of revenues) in the second quarter of 2017;

•
Net cash used in operating activities amounted to $571,000 compared to net cash used in operating activities of $517,000 in the second quarter of 2017. The change is mainly attributable to the operating results in this quarter, and changes in asset and liability accounts.

•	Cash and cash equivalents as of June 30, 2018 were $991,000 compared to $792,000 as of June 30, 2017.

Highlights for the First Six Months of 2018

•	Revenues for the first six months of 2018 were $17.6 million compared to $16 million in the first six months of 2017;

•	Gross profit was $1 million (5.8% of revenues) compared to gross profit of $619,000 (3.9% of revenues) in the first six months of 2017;

•	Operating loss was $1.3 million compared to an operating loss of $1.6 million in the first six months of 2017;

•	Net loss was $1.5 million, or ($0.75) per fully diluted share compared to a net loss of $1.9 million, or ($0.94) per fully diluted share in the first six months of 2017;

•	EBITDA was a negative $481,000 (2.7% of revenues) compared to a negative EBITDA of $794,000 (5% of revenues) in the first six months of 2017;

•	Net cash used in operating activities amounted to $1.4 million compared to net cash used in operating activities of $1.3 million in the first six months of 2017.

Financial Status

As of June 30, 2018, the Company was not in compliance with its financial covenants with its banks and does not expect to be in compliance at December 31, 2018. The Company has initiated discussions with its banks to obtain waivers for such non-compliance. As a result, long term bank loans amounting to $417,000 were reclassified from long term to short term.

In April 2018, Nistec provided a letter of commitment to the Company to provide additional financing in the amount of up to $2.5 million, valid for one year, of which $2.2 million have been utilized. It should be noted that the Company is making efforts to improve operations and its cash position (including applicable waivers), although there is no certainty that the Company will be able to attain these.

Conference Call

Today, Thursday, September 27, 2018, at 9:00 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Yitzhak Nissan, Chairman of the Board of Directors, Eli Yaffe, Chief Executive Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888- 668-9141
Israel:	03- 9180609
International:	+972-3-9180609

                                  At:
                  9:00 a.m. Eastern Time
                  6:00 a.m. Pacific Time
                 16:00 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Revenues	8,667	7,492	17,610	15,960
Costs of revenues	(8,089)	(7,358)	(16,588)	(15,341)

Gross profit	578	134	1,022	619

Selling, general and administrative expenses	(1,299)	(1,138)	(2,367)	(2,233)

R&D expenses, net	0	(15)	(1)	(34)

Operating profit (loss)	(721)	(1,019)	(1,347)	(1,649)

Financial expenses, net	(105)	(41)	(132)	(218)

Profit (loss) before other income, net	(826)	(1,060)	(1,479)	(1,867)

Other income, net	0	0	0	15

Profit (loss) before income tax expenses	(826)	(1,060)	(1,479)	(1,852)

Tax expenses	(17)	(26)	(34)	(50)

Net Profit (loss)	(843)	(1,087)	(1,513)	(1,902)

Earnings per share
Basic and diluted net gain (loss) per ordinary share	(0.42)	(0.54)	(0.75)	(0.94)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	2,029	2,029	2,029	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,	June 30,
	2018	2017
Assets

Current assets
Cash and cash equivalents	991	792
Receivables: Trade, net of provision for doubtful accounts	8,024	6,097
Other	668	171
Inventories	4,555	4,305
Prepaid expenses	212	394

Total current assets	14,450	11,759

Deferred taxes	0	0

Assets held for employees' severance benefits	54	55

Fixed assets, less accumulated depreciation	7,468	8,966

Intangible asset	0	355

Total assets	21,972	21,135

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	9,876	4,570
Accounts payable: Trade	5,956	5,382
Other	3,864	4,008

Total current liabilities	19,696	13,960

Long-term liabilities
Long term debt, excluding current maturities	222	1,692
Employee severance benefits	245	157

Total long-term liabilities	467	1,849

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,278	2,408
Capital reserve	695	695
Accumulated deficit	(20,419)	(17,032)
Shareholders' equity	1,809	5,326
Total liabilities and shareholders' equity	21,972	21,135

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

GAAP net Income (loss)	(843)	(1,087)	(1,513)	(1,902)
Add back items:

Financial expenses (income), net	105	41	132	218
Income tax expense	17	26	34	50
Depreciation and amortization	425	436	866	840
Adjusted EBITDA	(296)	(583)	(481)	(794)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Cash flows from operating activities:

Net Income (loss)	(843)	(1,087)	(1,513)	(1,902)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	425	436	866	852
Capital lose on disposal of fixed assets, net	-		-	(13)
Amortization of Intangible asset	-		-
Revaluation of long term loans	8		-	-
Decrease (increase) in Deferred Tax	-	(12)	24	3
	433	424	890	842

Decrease (increase) in trade receivables	78	1,152	(1,491)	209
Decrease (increase) in other receivables and prepaid expenses	132	(122)	851	(64)
Decrease (increase) in inventories	(330)	(154)	(915)	6
Increase (decrease) in trade payables	(205)	(735)	770	(206)
Increase (decrease) in other liabilities and accrued expenses	148	6	(51)	(175)
Increase (decrease) in employee severance benefits, net	14	(1)	27	(2)
	(162)	146	(807)	(232)

Net cash provided by (used in) operating activities	(571)	(517)	(1,430)	(1,292)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(30)	(70)	(110)	(161)
Purchase of Intangible asset		-	-
Net cash used in investing activities	(30)	(70)	(110)	(161)

Cash flows from financing activities:
Increase (decrease) in short- term credit	1,501	(1,020)	1,160	(161)
Increase (decrease) in short- term shareholder loan	-	1,430	1,156	1,430
Repayment of long-term loans from bank	(229)	(207)	(465)	(407)
Proceeds from long-term loans	1	131	1	167
Repayment of credit from fixed asset payables	(73)	(24)	(159)	(129)
Net cash provided by (used in) financing activities	1,200	310	1,692	900

Effect of translation adjustments	(42)	40	(48)	111

Net increase (decrease) in cash and cash equivalents	556	(237)	104	(442)

Cash and cash equivalents at beginning of the period	435	1,029	887	1,234

Cash and cash equivalents at period end	991	792	991	792